May 28, 2010
Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Medical Properties Trust, Inc. Form 10-K for the year ended December 31, 2009 Filed February 12, 2010
Dear Ms. Garnett:
The purpose of this letter is to respond to your letter dated May 14, 2010. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.
Form 10-K for the year ended December 31, 2009
Item 1A. Risk Factors, page 5
Dependence on our tenants for payments of rent and interest may adversely impact our ability to make distributions to our stockholders, page 7
1. You disclose that facility management by your tenants and their compliance with state and federal healthcare and other laws could have a material impact on your tenant’s operating and financial condition and, in turn, their ability to pay rent and interest to you. Please tell us the reason for the tenant defaults at your River Oaks and Sharpstown facilities and whether the defaults were related to facility management or compliance with state and federal healthcare or other laws. Confirm that you will provide similar disclosure in your future filings.
Our River Oaks and Sharpstown facilities were leased to the same tenant, an affiliate of Hospital Partners of America Inc. (“HPA”) and under the same lease until we terminated the lease in 2008 due to tenant defaults. Based on our understanding, these defaults were the result of the HPA’s and the tenant’s operational failures at these and other facilities, which ultimately led them to file for bankruptcy in 2008. We are not aware of any violations of state or federal healthcare or other laws that involved HPA and our facilities.

Karen J. Garnett
Securities and Exchange Commission
In future Form 10-K filings, we will make similar disclosures.
The healthcare industry is heavily regulated and loss of licensure or certification or failure to obtain licensure or certification could result in the inability of our tenants to make lease payments to us, page 17
2. Please expand this risk factor to describe in more detail the types of conditions or events that could result in a loss of licensure or certification. Confirm that you will provide similar disclosure in your future filings.
Conditions and events that, if uncorrected, may result in loss of licensure or certification by our tenants and borrowers include failure to comply with clinical and other quality of patient care standards, improper or fraudulent submissions of reimbursement requests, violation of patient confidentiality statutes, and failure to screen and appropriately treat any patient who presents to the hospital’s emergency department among others.
In future Form 10-K filings, we will describe the more significant conditions or events that could result in a loss of licensure or certification.
Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
3. We note that you currently own 13 properties in the State of California, and that at some of these facilities capital expenditures may be required in the future to comply with seismic standards. Although under current leases tenants are fully responsible for any capital expenditures in connection with seismic laws, it appears that you would be ultimately responsible for any required upgrades. Please disclose in future filings the amount currently estimable that your tenants would need to spend to complete upgrades required due to seismic standards. Refer to FASB ASC 450-20-50. Please also provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue, including disclosures to be included in your MD&A.
In future filings of Form 10-K, we will include an estimate of the amount of expenditures required by our tenants and borrowers to complete required seismic upgrades in California. As of December 31, 2009, this was estimated to be between $15.4 million and $35.3 million by January 1, 2012 for our investments. As of May 28, 2010, the estimated range is $7.4 million to $15.3 million, as we recently sold a facility that had potential seismic upgrade requirements.
In no circumstance (except the single instance described in the last paragraph of page 4 of the 2009 10-K) is it our responsibility to incur these costs, including the event that a lease terminates prior to completion of any required upgrades. If in the future we elect to fund such costs, we expect we will do so only if we are able to recover our investment through additional rental, interest or sales proceeds.
Accordingly, in regards to disclosures in future, we will modify the last paragraph of the seismic disclosure that was presented on page 4 of the 2009 Form 10-K to read similar to the following:

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Karen J. Garnett
Securities and Exchange Commission
“Our tenants are currently in various stages in the process of applying the revised requirements of Senate Bill 499, and based on their early estimates, the potential capital expenditure outlay ranges from $7.4 million to $15.3 million. Under our current leases, our tenants are fully responsible for any capital expenditures in connection with seismic laws. Pursuant to one of our leases, we expect to fund up to $7.2 million for any required upgrades due to the seismic standards; however, this $7.2 million funding, if required, will be added to our lease base and the lessee will pay us rent on such higher lease base. Thus, we do not expect the California seismic standards to have a negative impact on our financial condition or cash flows.”
In responding to your comments, please be advised that Medical Properties Trust, Inc. acknowledges that:
1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Medical Properties Trust, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Karen J. Garnett
Securities and Exchange Commission
To the extent applicable, we will modify our disclosures in our Form 10-K for the year ended December 31, 2010 to incorporate our responses in this letter.
Should you have any questions or further comments, please contact the undersigned at 205-969-3755.
Very truly yours,
MEDICAL PROPERTIES TRUST, INC.
/s/ R. Steven Hamner
By R. Steven Hamner

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